

Eagle Point Credit Company

QUARTERLY UPDATE – Q3 2025

November 13, 2025

Important Information



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value ("NAV"), which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, collateralized loan obligation (CLO) collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. In addition to the Company's regulatory requirement to file certain portfolio information with the SEC, the Company makes certain additional financial information available to investors via its website (www.eaglepointcreditcompany.com), press releases and other public disclosures.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Table of Contents



Introduction to Eagle Point Credit Company (ECC)

Introduction to ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)	
IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $1,408.8 million[1]
Distributions	▪ Monthly distribution of $0.14 per share of common stock beginning in January 2025 (distribution rate of 27.1%)[2] ▪ $23.17 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC	
History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 117 professionals[3]
Assets Under Management	▪ Over $13 billion AUM across the Eagle Point platform on behalf of institutional, high net worth and retail investors[4]

See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC
ECC Highlights



CLO Equity is an Attractive Asset Class	- The S&P UBS Leveraged Loan Index has generated positive total returns in 30 of the past 33 full calendar years[5] - Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	- Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) - Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	Adviser and Senior Investment Team have approximately $9.8 million invested in securities issued by the Company[6]



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	• Proactive sourcing of investment opportunities • Utilization of our methodical and rigorous investment analysis and due diligence process • Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments • Ongoing monitoring and diligence
Objective of the Process	• Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results

Introduction to ECC
Senior Investment Team





THOMAS MAJEWSKI
Managing Partner –
Lead Portfolio Manager

30 Years of Experience

Direct experience in the credit markets dating back to the 1990s

- Spent his entire career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)



DANIEL KO
Portfolio Manager –
CLO Equity / Debt

19 Years of Experience

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



DANIEL SPINNER
Portfolio Manager –
Defensive Income

29 Years of Experience

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank



ECC currently pays a monthly regular distribution of $0.14 per share[7]

ECC Cumulative Distributions Per Share[8]

IPO Price: $20.00

Year	Value
2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
2023	$19.99
2024	$21.91
YTD 2025	$23.17

■ Regular and Supplemental Distributions   ■ Special Distributions Declared During Year   — IPO Price

See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC
Securities Outstanding



Advisor and Senior Investment Team have approximately $9.8 million invested in ECC, ECCC, ECCX and ECC AA[6]

Common Stock			Preferred Stock and Unsecured Notes								
NYSE Ticker	ECC	NYSE Ticker / Series Name	ECCC	ECC AA/AB	ECC PRD	ECCF	ECCU	ECCV	ECCW	ECCX
Description	Common Stock	Description	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	ECC AA/AB Convertible Perpetual Preferred Stock	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Series F Term Preferred Stock Due 2029 ($25 Liquidation Preference)	Unsecured Notes Due 2030 ($25 Par Denomination)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[9]	$812.5mm	Principal	$54.3mm	$123.1mm	$105.5mm	$62.2mm	$115.0mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[9]	$6.21	Price per Share[9]	$23.21	$25.00	$19.59	$25.22	$25.04	$23.30	$23.87	$25.07
Distribution[2]	$0.14	Coupon	6.50%	7.00%	6.75%	8.00%	7.75%	5.375%	6.75%	6.69%
Current Distribution Rate[2]	27.1%	Yield to Maturity[9]	8.1%	7.0%	8.6%	7.7%	7.9%	7.9%	7.9%	6.8%
Payment Frequency	Monthly	Payment Frequency	Monthly	Monthly	Monthly	Monthly	Quarterly	Quarterly	Quarterly	Quarterly
Maturity Date	N/A	Maturity Date	6/30/2031	Perpetual	Perpetual	1/31/2029	6/30/2030	1/31/2029	3/31/2031	4/30/2028
Callable Date	N/A	Callable Date	Callable	2-years from Issuance	11/29/2026	1/18/2026	6/30/2027	Callable	Callable	Callable
Market Value Held by Adviser and Senior Investment Team[6]	$9.6mm	Market Value Held by Adviser and Senior Investment Team[6]	$69.6K	$27.2K	-	-	-	-	-	$108.3K

Introduction to ECC
Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – October 31, 2025:

- ECC generated a total return[10] of 87.88% versus 118.91% for the S&P BDC Index[11] (annualized net total return of 5.86% for ECC versus 7.33% for the S&P BDC Index)

- ECC traded at an average premium to book value of 10.2% while the BDCs comprising the S&P BDC Index[11] traded at an average discount of -4.8%



Source: Bloomberg.
See the slide titled "Introduction to Eagle Point Credit Company (ECC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to ECC
ECC By The Numbers



27.1%

Current Distribution Rate[2]

236

Number of Resets, Refis,
Re-Pricings and Calls[13]

$0.14

Monthly Distribution[2]

21

Average Years of CLO Experience
of Senior Investment Team

95.6%

Exposure to Floating Rate
Senior Secured Loans

1,893

Number of Underlying
Loan Obligors

208

Number of
CLO Equity Securities

43

Number of
CLO Collateral Managers

3.4

Weighted Average Reinvestment
Period (years)



CLO Equity Overview

CLO Equity Overview
Why Invest in CLO Equity?



Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

CLO Equity Overview
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Loan Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Senior Debt
Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[3]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from this example.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview
Senior Secured Loans are the Raw Materials of CLOs



Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[4]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[5]
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors In CLOs[6]

  

  

Representative Company Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
• Cash • Receivables • Inventory • Property • Plant • Equipment • Brands/Logos • Intangibles • Subsidiaries	**Senior Secured Loans** First priority pledge of assets	40-60%
	Subordinated Bonds Generally unsecured	10-20%
	Equity	30-50%

Reflects general market terms as of the date hereof; actual terms of any loan will vary

Average Recovery Rates (1973–2023)[7]



CLO Equity Overview
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the US senior secured loan market[8]

US Leveraged Loans Outstanding[8]

4% CAGR[10]

Year	Leveraged Loans Outstanding ($B)
2018	$1,150
2019	$1,198
2020	$1,204
2021	$1,351
2022	$1,416
2023	$1,399
2024	$1,418
YTD 2025	$1,509

US CLOs Outstanding[9]

■ CLOs Outstanding ($B) ── CLO Count (#)

11% CAGR[10]

Year	CLOs Outstanding ($B)
2018	$586
2019	$673
2020	$731
2021	$883
2022	$968
2023	$1,030
2024	$1,088
YTD 2025	$1,152

US Leveraged Loans Fund Flows ($Billions)[11]

Quarter	Fund Flows ($B)
Q4 2020	($0.6)
Q1 2021	$14.1
Q2 2021	$13.6
Q3 2021	$8.0
Q4 2021	$10.8
Q1 2022	$19.6
Q2 2022	($4.5)
Q3 2022	($15.2)
Q4 2022	($12.7)
Q1 2023	($11.0)
Q2 2023	($8.1)
Q3 2023	$0.9
Q4 2023	$0.5
Q1 2024	$4.2
Q2 2024	$7.9
Q3 2024	($2.6)
Q4 2024	$11.9
Q1 2025	$9.9
Q2 2025	($7.7)
Q3 2025	$4.4

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge and discussion with market participants. Eagle Point's opinions are subject to change without notice. See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview
The Spread in Loan Market Remains at High End of Historical Range



From 1992 through 2024, the S&P UBS Leveraged Loan Index generated positive total returns in 30 of the 33 full calendar years

S&P UBS Leveraged Loan Index Annual Total Return[12]



Annualized Return: 5.6%

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
2023	13.0%
2024	9.1%
2025 YTD	4.7%

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
Source: S&P UBS. As of September 30, 2025.
See the slide titled "CLO Equity Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Equity Overview
The Spread in Loan Market Remains at High End of Historical Range



Historical Leveraged Loan Spreads[12]

Legend: Spread | Long Term Average | Ten Year Average

Ten Year Average: 370 bps

Long Term Average: 316 bps

Year	Spread (bps)
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
2019	359
2020	358
2021	361
2022	369
2023	398
2024	376
2025 YTD	347

CLO Equity Overview
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ▇ Annual Repayment Rate ▬ Average

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
2024	27.9%
2025 YTD	22.6%

23.6% Cumulative Repayments (2008–2009)

Average: 30.6%

Source: Pitchbook LCD. Data as of September 30, 2025.



ECC Supplemental Information

ECC Supplemental Information[1]
Quarterly Snapshot Trend



	Q3 2025 (Unaudited)	Q2 2025 (Unaudited)	Q1 2025 (Unaudited)	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$66.79	$74.66	$72.19	$72.95	$55.17
Distributions Received From Other Investments[3]	12.57	13.49	12.81	10.03	13.22
Total Portfolio Cash Distributions Received[3]	$79.36	$88.15	$85.00	$82.98	$68.39
Investment Income From CLO Equity	$38.24	$36.73	$39.70	$37.27	$33.69
Investment Income From CLO Debt	1.33	1.47	2.45	3.97	5.22
Investment Income From Loan Accumulation Facilities	1.84	0.97	2.00	1.25	2.62
Investment Income From Regulatory Capital Relief Securities	1.92	1.83	1.64	1.59	1.51
Investment Income from Other Assets	8.69	7.32	6.56	5.46	4.09
Total Gross Income	$52.02	$48.32	$52.35	$49.54	$47.13
Cash Flow Treated as Return of Capital	$30.97	$33.60	$37.71	$36.39	$25.72
Operational and Administrative Expense[4]	$2.70	$2.29	$1.01	$2.10	$1.20
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$64.31	$71.75	$67.08	$72.02	$54.94
Called CLO Equity Distributions[3]	2.48	2.91	5.11	0.93	0.23
Distributions Received From CLO Equity[2,3]	$66.79	$74.66	$72.19	$72.95	$55.17
Distributions Received From CLO Debt[3]	1.28	1.66	3.40	5.03	5.43
Distributions Received From Loan Accumulation Facilities[3]	1.60	2.55	1.29	0.12	3.74
Distributions Received From Regulatory Capital Relief Securities[3]	1.93	1.88	1.59	1.90	1.52
Distributions Received From Non CLO Assets[3]	7.76	7.40	6.53	2.98	2.53
Total Portfolio Cash Distributions Received[3]	$79.36	$88.15	$85.00	$82.98	$68.39
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.61	$0.72	$0.73	$0.75	$0.66
GAAP NII and Realized Gain/(Loss) per Common Share[5,6]	$0.16	$0.16	$0.33	$0.12	$0.23
Weighted Avg of Common Shares for the period	129,235,490	122,836,051	116,442,311	110,213,981	102,954,201
Common Shares Outstanding at end of period	130,832,939	126,331,691	120,183,480	111,835,004	105,932,755

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Income Statement and Balance Sheet Highlights



	Q3 2025 (Unaudited)	Q2 2025 (Unaudited)	Q1 2025 (Unaudited)	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)
GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.24	$0.23	$0.28	$0.27	$0.29
GAAP Realized Gain/(Loss) from Investments[2]	(0.08)	(0.07)	0.05	(0.12)	(0.06)
Total GAAP NII and Realized Gain/(Loss) from Investments before Non-Recurring Expenses[2]	$0.16	$0.16	$0.33	$0.15	$0.23
Non-Recurring Losses and Expenses[2,3]	$0.00	$0.00	$0.00	($0.03)	$0.00
Foreign Currency Contract Realized Gain/(Loss)[2,3]	(0.01)	(0.08)	0.00	0.00	0.00
Total GAAP NII and Realized Gain/(Loss), inclusive of Non-Recurring Expenses and Foreign Currency Contract Realized Gain/(Loss)[2]	$0.15	$0.08	$0.33	$0.12	$0.23
GAAP Temporary Equity Distributions Paid and Amortization[2]	($0.05)	($0.03)	($0.03)	($0.01)	($0.03)
Total Portfolio Cash Distributions Received[2,4]	$0.61	$0.72	$0.73	$0.75	$0.66
Less Cash Received on CLOs called[2]	(0.02)	(0.03)	(0.04)	(0.01)	(0.00)
Recurring Portfolio Cash Distributions Received[2,5]	$0.59	$0.69	$0.69	$0.74	$0.66
Common Share Distributions Paid[7]	($0.42)	($0.42)	($0.42)	($0.48)	($0.48)
Total Company Expenses and Distributions on Temporary Equity[2,6]	(0.19)	(0.19)	(0.19)	(0.23)	(0.18)
Total Common Share Distributions, Expenses and Distributions on Temporary Equity	($0.61)	($0.61)	($0.61)	($0.71)	($0.66)
Common Share Market Price (period end)	$6.61	$7.66	$8.10	$8.88	$9.86
Net Asset Value (period end)	$7.00	$7.31	$7.23	$8.38	$8.44
$ Premium / (Discount)	($0.39)	$0.35	$0.87	$0.50	$1.42
% Premium / (Discount)	-5.6%	4.8%	12.0%	6.0%	16.8%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$1,130.67	$1,128.68	$1,078.51	$1,112.87	$929.83
CLO Debt	35.15	43.55	57.68	106.24	135.18
Loan Accumulation Facilities	41.98	32.15	18.19	30.96	12.32
Regulatory Capital Relief Securities	48.63	54.42	48.87	44.30	36.51
Other Non CLO Assets	177.66	134.08	143.56	108.68	100.54
Cash and Restricted Cash	57.61	79.89	29.66	42.22	23.82
Receivables and Other Assets	52.04	45.50	78.17	60.17	44.33
Liabilities					
Notes	(277.45)	(274.42)	(273.84)	(271.96)	(162.49)
Term Preferred Stock	(113.94)	(112.77)	(112.46)	(111.75)	(109.50)
Payables and Other Liabilities	(34.46)	(19.96)	(50.90)	(59.89)	(30.01)
Temporary Equity					
Preferred Stock	(202.44)	(187.18)	(148.43)	(124.97)	(86.98)
Net Assets of Common Shares	$915.45	$923.94	$869.01	$936.87	$893.55
Weighted Avg of Common Shares for the period	129,235,490	122,836,051	116,442,311	110,213,981	102,954,201
Common Shares Outstanding at end of period	130,832,939	126,331,691	120,183,480	111,835,004	105,932,755

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



ECC Portfolio Recurring Cash Flows[2]

Quarter	Common Share Regular and Supplemental Distributions Paid[5]	Total Company Expenses and Distributions on Temporary Equity[4]	Cash Received in Excess or Deficit	Total
Q3 2024	$0.48	$0.18		$0.66
Q4 2024	$0.48	$0.23	$0.03	$0.74
Q1 2025	$0.42	$0.19	$0.08	$0.69
Q2 2025	$0.42	$0.19	$0.08	$0.69
Q3 2025	$0.42	$0.19	($0.02)	$0.59

Y-axis: Recurring Portfolio Cash Distributions Received[3]

Legend:
- ■ Cash Received in Excess or Deficit of Common Share Distributions and Total Company Expenses
- ■ Total Company Expenses and Distributions on Temporary Equity [4]
- ■ Common Share Regular and Supplemental Distributions Paid [5]

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Portfolio Details – Q3 2025



CLO Equity Holdings (as of September 30, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2025	Cash Received During Q3 2025	Income Accrued During Q2 2025	Return of Capital in Q3 2025	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Alcentra Shackleton 2019-XIV	2019	RF Q3-25	0.8	0.8	$153	$180	$115	$75	156%	6.80%	3.90%	0.93%	3.19%	2,791	83
AMMC 23[2]	2020		1.8	4.8	$12	$0	$0	$0	NM	3.12%	5.69%	1.39%	3.36%	2,672	96
AMMC 28	2024		0.8	3.8	$615	$865	$553	$300	156%	1.69%	5.48%	1.57%	3.38%	2,664	96
AMMC 30	2024		0.3	3.3	$88	$141	$95	$48	148%	3.21%	5.29%	1.69%	3.42%	2,731	96
Anchorage Credit Funding 12	2020	RF Q4-24	0.0	0.1	$167	$221	$172	-$52	129%	23.64%	0.23%	0.35%	4.13%	2,642	69
Anchorage Credit Funding 13	2021		0.0	0.8	$28	$33	$27	$7	124%	24.51%	1.88%	0.00%	4.15%	2,829	72
Apollo RR 23	2022	RS Q2-25	1.8	4.8	$208	$0	$60	$0	0%	4.64%	3.46%	1.33%	3.08%	2,822	73
Apollo RR 25	2023		0.4	3.5	$218	$444	$236	$218	188%	4.49%	3.90%	1.55%	2.98%	2,808	75
Ares XXXIV	2015	RF Q1-24	1.9	4.8	$28	$499	$70	$439	708%	4.11%	1.42%	1.30%	3.08%	2,848	76
Ares XXXIX	2016		0.7	3.8	$139	$205	$139	$72	148%	5.55%	5.06%	1.42%	3.15%	2,841	81
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	0.5	$277	$671	$277	$412	242%	6.68%	4.59%	1.33%	3.15%	2,886	82
Ares XLIII	2017	RS Q2-21 / RS Q4-24	1.3	4.3	$465	$1,042	$452	$602	230%	3.98%	5.99%	1.36%	3.14%	2,818	81
Ares XLIV	2017	RF Q3-25	0.4	0.5	$162	$285	$112	$183	254%	6.34%	3.77%	1.14%	3.16%	2,885	83
Ares LI	2019	RS Q3-21 / RS Q4-24	1.0	4.1	$336	$525	$342	$195	153%	4.61%	6.00%	1.37%	3.13%	2,821	82
Ares LXI	2021	RS Q1-24	0.6	3.6	$73	$111	$80	$35	139%	7.36%	3.84%	1.54%	3.20%	2,931	82
Ares LXIII	2022	RS Q3-25	1.9	5.0	$147	$196	$126	$77	156%	6.95%	6.07%	1.32%	3.20%	2,906	81
Ares LXIV	2022	RS Q3-24	0.9	4.1	$579	$806	$463	$333	174%	5.06%	5.65%	1.36%	3.16%	2,834	82
Ares LXVI	2022	RS Q3-25	2.0	5.1	$298	$303	$210	$106	144%	5.54%	4.15%	1.28%	3.26%	2,885	81
Ares LXIX	2024		0.5	3.5	$371	$236	$375	$94	63%	6.63%	4.44%	1.51%	3.31%	2,952	82
Ares LXXII	2024		0.8	3.8	$940	$1,251	$945	$339	132%	5.30%	4.96%	1.39%	3.27%	2,895	81
Ares LXXIV[2]	2024		1.0	4.0	$606	$0	$0	$0	NM	4.05%	4.54%	1.36%	3.22%	2,826	81
Ares LXXVI[2]	2024		1.7	4.7	$307	$0	$106	$0	0%	1.30%	5.58%	1.41%	3.21%	2,767	79
Ares Loan Funding IV	2023		2.0	5.0	$42	$61	$42	$20	143%	5.71%	4.63%	1.76%	3.25%	2,894	81
Ares Loan Funding V	2024		0.7	3.8	$343	$460	$146	$231	315%	5.61%	5.06%	1.51%	3.32%	2,934	81
Aurium CLO XIII[2]	2025		1.0	4.0	$162	$0	$160	$0	0%	2.23%	5.19%	1.23%	3.61%	2,753	59
Avoca CLO XXXI	2024		0.4	3.5	$84	$151	$105	$59	144%	3.25%	4.64%	1.26%	3.66%	2,926	65
Bain 2021-1	2021	RF Q1-25	0.0	0.6	$36	$311	$64	$260	482%	4.68%	1.56%	0.94%	3.15%	2,763	N/A
Bain 2021-7	2021	RF Q1-25	0.4	1.3	$84	$294	$124	$114	237%	4.36%	1.38%	0.99%	3.16%	2,803	95
Bardin Hill 2021-2	2021		0.0	1.1	$171	$183	$180	$15	102%	6.66%	4.64%	1.51%	3.56%	2,760	83
Barings 2019-I	2019	RS Q2-21 / RS Q3-25	2.0	5.0	$110	$372	$109	$275	340%	5.35%	3.33%	1.39%	3.10%	2,682	98
Barings 2019-II	2019	RS Q2-21 / RS Q4-24	1.2	4.2	$223	$495	$231	$271	215%	4.96%	5.06%	1.35%	3.07%	2,634	98
Barings 2020-I	2020	RS Q3-21 / RS Q4-24	1.3	4.3	$201	$237	$203	$21	117%	4.90%	4.84%	1.27%	3.13%	2,655	96
Barings 2021-I	2021		0.0	0.6	$325	$672	$372	$328	180%	6.91%	4.21%	1.28%	3.21%	2,775	93
Barings 2021-II	2021		0.8	0.8	$132	$351	$130	$230	271%	6.49%	3.88%	1.28%	3.14%	2,788	95
Barings 2021-III	2021	RF Q3-25	0.7	1.3	$9	$30	$2	$30	1549%	7.09%	2.90%	1.13%	3.16%	2,742	94
Barings 2022-I	2022		0.0	1.6	$84	$246	$97	$166	253%	7.78%	2.97%	1.25%	3.23%	2,816	92
Barings 2022-II	2022	RS Q3-24	0.8	3.8	$275	$304	$272	$35	112%	4.50%	4.30%	1.38%	3.14%	2,735	91
Barings 2024-II	2024		0.8	3.8	$249	$311	$255	$58	122%	2.46%	5.26%	1.44%	3.25%	2,684	88
Barings 2025-IV[2]	2024		2.0	5.0	$41	$0	$0	$0	NM	0.38%	4.50%	1.33%	3.24%	N/A	N/A
Benefit Street Partners CLO XII	2024		0.9	4.0	$344	$454	$352	$107	129%	3.91%	5.16%	1.37%	3.16%	2,731	82
Blackrock European CLO XV DAC	2025		1.3	4.3	$100	$301	$80	$100	376%	1.06%	3.87%	1.29%	3.73%	2,753	62
Blackstone Basswood Park	2021	RF Q3-25	0.5	0.6	$500	$1,057	$510	$573	207%	6.60%	4.06%	1.03%	3.20%	2,863	82
Blackstone Bear Mountain Park	2022	RS Q2-24	0.8	3.8	$668	$817	$670	$157	122%	5.08%	5.24%	1.41%	3.22%	2,806	81
Blackstone Belmont Park	2024		0.5	3.5	$303	$547	$315	$241	174%	4.06%	5.49%	1.51%	3.18%	2,726	80
Blackstone Bethpage Park	2021		0.0	1.0	$142	$410	$139	$286	294%	6.64%	3.68%	1.39%	3.21%	2,857	82
Blackstone Clonkeen Park	2024		0.5	3.5	$924	$1,218	$1,131	$241	108%	3.82%	4.87%	1.30%	3.66%	N/A	63
Blackstone Clover 2019-1	2019	RF Q1-25	0.2	1.6	$172	$266	$172	$96	154%	5.25%	5.17%	1.00%	3.14%	2,784	84
Blackstone Danby Park	2022		1.1	4.1	$140	$220	$133	$482	166%	5.63%	4.60%	1.36%	3.19%	2,842	79
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$0	$136	$0	$136	NM	8.27%	4.13%	1.18%	3.25%	3,124	47
Blackstone Kings Park	2021		0.0	1.3	$119	$196	$113	$92	173%	7.43%	3.08%	1.39%	3.23%	2,856	78
Blackstone Lake George Park[2]	2025		1.5	4.5	$765	$0	$802	$0	0%	0.92%	5.76%	1.13%	3.22%	2,677	71
Blackstone Lodi Park	2024		0.8	3.8	$187	$253	$199	$61	127%	2.12%	4.42%	1.42%	3.12%	2,664	81
Blackstone Meacham Park	2024		1.0	4.1	$239	$402	$108	$268	371%	2.78%	4.50%	1.37%	3.12%	2,689	78
Blackstone Thompson Park	2021	RF Q1-25	0.2	0.5	$964	$1,576	$874	$705	180%	6.02%	5.73%	0.95%	3.19%	2,837	84
Blackstone Unity-Peace Park	2022		0.0	1.6	$579	$1,154	$604	$604	191%	5.76%	3.54%	1.43%	3.16%	2,750	82
Blackstone Wehle Park	2022	RS Q3-25	2.0	5.1	$93	$135	$98	$44	138%	6.59%	4.50%	1.32%	3.19%	2,757	81
Blackstone Wellman Park	2021	RS Q3-24	0.8	3.8	$501	$717	$483	$240	148%	6.62%	4.93%	1.35%	3.15%	2,821	82
Blackstone Whetstone Park	2021		0.0	1.3	$158	$400	$155	$269	258%	7.03%	2.83%	1.39%	3.20%	2,865	80
BBAM European CLO II	2021		0.0	0.8	$60	$96	$69	$32	141%	4.32%	4.84%	1.02%	3.71%	2,968	65
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$0	$0	$0	NM	19.41%	-3.14%	N/A	3.55%	3,846	N/A
BlueMountain 2018-1	2018		0.0	0.0	$0	$36	$1	$36	2950%	9.83%	0.87%	1.40%	3.34%	3,109	75
BlueMountain XXIV	2019	RS Q1-21	0.0	0.6	$132	$237	$137	$107	173%	6.33%	4.40%	1.36%	3.23%	2,765	85

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



CLO Equity Holdings (as of September 30, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2025	Cash Received During Q3 2025	Income Accrued During Q2 2025	Return of Capital in Q3 2025	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
BlueMountain XXV	2019	RS Q2-21 / RS Q4-24	1.3	4.3	$135	$39	$135	$0	29%	6.70%	5.61%	1.36%	3.18%	2,644	89
Brigade Battalion IX	2015	RS Q2-18 / RF Q3-25	0.3	0.0	$0	$360	$0	$360	NM	12.04%	-0.04%	0.96%	3.70%	3,195	52
Brigade Battalion XVIII	2020	RS Q4-21 / RF Q3-25	0.6	1.0	$188	$325	$160	$175	203%	5.97%	2.38%	1.18%	3.63%	2,841	90
Brigade Battalion XIX	2021		0.0	0.5	$79	$317	$94	$236	338%	5.76%	1.81%	1.33%	3.63%	2,930	89
Brigade Battalion XXIII	2022	RS Q3-24	1.0	4.0	$243	$400	$244	$160	164%	3.31%	4.71%	1.43%	3.52%	2,706	89
Carlyle CBAM 2019-9	2019		0.5	3.5	$214	$132	$197	$0	67%	3.02%	5.48%	1.63%	3.14%	2,733	93
Carlyle GMS 2018-4	2018	RS Q3-24	0.9	4.1	$194	$245	$190	$59	129%	4.40%	5.23%	1.37%	3.15%	2,778	97
Carlyle GMS 2019-4	2020	RS Q1-22	0.0	1.5	$118	$202	$106	$101	191%	4.85%	3.99%	1.33%	3.12%	2,747	99
Carlyle GMS 2021-1	2021	RS Q4-24	1.1	4.3	$255	$339	$252	$4	134%	3.86%	5.08%	1.38%	3.14%	2,702	98
Carlyle GMS 2021-4	2021		0.0	0.6	$168	$346	$160	$186	217%	4.28%	4.43%	1.39%	3.10%	2,734	98
Carlyle GMS 2021-7	2021	RS Q1-25	1.5	4.5	$257	$551	$236	$315	234%	3.50%	5.25%	1.20%	3.13%	2,719	98
Carlyle GMS 2022-1	2022		0.0	1.5	$80	$207	$61	$155	338%	5.09%	3.39%	1.32%	3.09%	2,582	97
Carlyle GMS 2022-5	2022		1.0	4.0	$294	$350	$181	$120	194%	4.17%	4.46%	1.40%	3.11%	2,750	96
Carlyle GMS 2023-3	2023	RS Q3-25	2.0	5.0	$76	$156	$70	$91	224%	5.09%	4.36%	1.77%	3.15%	2,762	94
Carlyle GMS 2024-1	2024		0.5	3.5	$171	$310	$175	$142	177%	3.27%	5.12%	1.53%	3.11%	2,716	95
Centerbridge Park Blue 2022-II	2023		0.8	3.8	$664	$1,102	$725	$428	152%	4.13%	4.97%	1.43%	3.29%	2,652	82
CIFC European Funding VI	2024		0.4	3.5	$178	$253	$233	$60	109%	1.59%	4.95%	1.30%	3.80%	2,880	66
CIFC Funding 2013-II	2013		0.0	0.0	$0	$176	$16	$176	1126%	6.51%	1.99%	1.26%	2.89%	2,659	59
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$0	$130	$0	$130	NM	9.08%	3.52%	1.38%	2.96%	2,787	58
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18 / RS Q1-25	1.5	4.5	$459	$955	$453	$399	211%	5.04%	5.82%	1.19%	3.21%	2,848	83
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21 / RF Q1-25	0.4	1.3	$99	$216	$77	$118	280%	5.75%	4.13%	1.00%	3.24%	2,880	96
CIFC Funding 2019-III	2019	RS Q3-21 / RS Q4-24	1.3	4.3	$87	$104	$90	$2	116%	2.18%	5.75%	1.27%	3.10%	2,655	97
CIFC Funding 2019-IV	2019	RS Q3-21 / RS Q2-25	1.8	4.8	$389	$210	$220	$25	95%	2.73%	5.89%	1.32%	3.14%	2,718	95
CIFC Funding 2019-V	2019	RS Q3-25	1.9	5.0	$346	$545	$299	$198	182%	4.22%	4.53%	1.28%	3.18%	2,718	97
CIFC Funding 2020-I	2020	RS Q3-21	0.0	0.8	$276	$314	$257	$22	122%	6.17%	5.28%	1.42%	3.18%	N/A	N/A
CIFC Funding 2020-II	2020		0.0	1.1	$151	$276	$144	$140	192%	6.18%	5.09%	1.43%	3.22%	2,867	97
CIFC Funding 2020-IV	2021	RS Q4-24	1.2	4.3	$267	$363	$277	$20	131%	1.97%	5.69%	1.31%	3.13%	2,711	96
CIFC Funding 2021-III	2021		2.0	5.0	$206	$424	$190	$249	223%	5.60%	4.90%	1.40%	3.22%	2,867	96
CIFC Funding 2021-VI	2021		0.0	1.0	$172	$357	$147	$223	243%	4.78%	4.54%	1.40%	3.26%	2,852	94
CIFC Funding 2022-I	2022		0.0	1.6	$265	$431	$251	$192	172%	4.86%	5.34%	1.32%	3.18%	2,821	94
CIFC Funding 2022-VI	2022	RS Q3-24	1.0	4.1	$369	$413	$364	$8	114%	2.27%	5.48%	1.37%	3.13%	2,750	91
CIFC Funding 2023-I	2023	RS Q3-25	2.0	5.0	$234	$340	$244	$102	139%	1.93%	5.75%	1.70%	3.17%	2,729	91
CIFC Funding 2023-II	2023		0.2	3.3	$79	$138	$81	$62	170%	3.70%	5.38%	1.75%	3.29%	2,771	89
CIFC Funding 2025-II[2]	2025		1.5	4.5	$508	$0	$464	$0	0%	0.56%	5.68%	1.13%	3.13%	2,815	77
CIFC Funding 2025-V[2]	2025		2.0	5.0	$80	$0	$0	$0	NM	0.48%	4.50%	1.30%	3.18%	N/A	N/A
CSAM Madison Park XX	2016		1.1	4.1	$340	$676	$331	$364	204%	9.14%	3.98%	1.39%	3.35%	3,008	75
CSAM Madison Park XXII	2016	RS Q4-24	1.3	4.3	$244	$481	$213	$100	226%	8.44%	4.65%	1.31%	3.31%	2,897	76
CSAM Madison Park XXXIV	2019	RS Q1-20 / RS Q3-24	1.0	4.1	$257	$407	$267	$146	153%	8.37%	5.07%	1.39%	3.31%	2,955	77
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$791	$0	$779	NM	83.93%	N/A	N/A	4.07%	N/A	N/A
CSAM Madison Park XL-R[2]	2025		2.0	5.1	$34	$0	$0	$0	NM	2.91%	5.50%	1.29%	3.21%	N/A	N/A
CSAM Madison Park XLIV	2018	RF Q4-20 / RS Q2-24	0.8	3.8	$166	$280	$166	$120	169%	9.08%	3.89%	1.41%	3.33%	2,981	75
CSAM Madison Park XLVII	2020	RS Q1-24	0.6	3.6	$108	$176	$106	$75	166%	9.40%	4.40%	1.55%	3.32%	2,945	76
CSAM Madison Park LII	2021	RF Q3-25	0.7	1.3	$100	$216	$71	$155	303%	9.34%	2.58%	1.10%	3.30%	2,956	76
CSAM Madison Park LXII	2022	RS Q3-25	1.8	4.8	$192	$124	$72	$54	173%	7.58%	5.38%	1.31%	3.32%	2,896	75
CSAM Madison Park LXIX	2024		0.7	3.8	$222	$327	$92	$174	355%	4.57%	4.61%	1.53%	3.30%	2,864	73
CVC Cordatus Loan Fund XXXIII	2024		0.7	3.7	$206	$430	$195	$0	220%	3.60%	5.10%	1.30%	3.76%	2,906	58
Eaton Vance 2015-1	2015		0.0	0.0	$0	$26	$0	$26	NM	16.98%	0.05%	1.47%	3.38%	3,414	49
Eaton Vance 2020-1	2020	RS Q3-24	0.9	4.0	$170	$252	$174	$83	145%	5.24%	4.66%	1.39%	3.12%	2,713	87
Eaton Vance 2020-2	2020	RS Q3-24	0.8	4.0	$276	$447	$299	$156	150%	5.69%	4.67%	1.38%	3.11%	2,684	86
Elmwood 21	2022		2.0	5.0	$22	$82	$29	$60	277%	3.01%	3.25%	1.65%	2.96%	2,641	89
First Eagle Lake Shore MM I	2019		0.0	0.0	$0	$0	-$529	$0	0%	19.28%	-0.13%	1.98%	5.01%	3,699	41
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$52	$0	$52	NM	46.84%	3.38%	N/A	4.20%	5,156	3
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	6.10%	-2.30%	N/A	3.08%	2,699	24

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



CLO Equity Holdings (as of September 30, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2025	Cash Received During Q3 2025	Income Accrued During Q2 2025	Return of Capital in Q3 2025	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.0	$0	$0	$0	$0	NM	16.64%	-0.12%	1.56%	3.39%	3,151	46
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	0.6	$0	$251	$0	$251	NM	3.60%	2.09%	1.32%	3.04%	2,521	90
First Eagle Wind River 2017-3	2017	RS Q2-21 / RF Q3-25	0.9	0.5	$0	$350	$0	$350	NM	3.21%	1.66%	1.20%	3.02%	2,489	90
First Eagle Wind River 2018-1	2018		0.0	0.0	$0	$134	$0	$134	NM	11.93%	N/A	N/A	3.34%	N/A	N/A
First Eagle Wind River 2019-2	2019	RS Q1-22	0.0	1.3	$0	$304	$21	$304	1462%	4.34%	2.27%	1.35%	3.09%	2,554	90
First Eagle Wind River 2022-2	2022	RF Q2-24	0.0	1.8	$24	$243	$14	$243	1744%	3.38%	0.97%	1.33%	3.11%	2,536	87
Generate 2	2015	RS Q3-24	0.9	3.9	$27	$43	$29	$15	148%	5.86%	4.03%	1.41%	3.19%	2,768	93
Generate 4	2016		0.8	3.8	$223	$340	$239	$115	142%	6.56%	4.19%	1.43%	3.20%	2,810	94
Generate 17	2024		0.9	4.1	$104	$148	$107	$43	139%	3.28%	4.82%	1.41%	3.17%	2,652	92
Greywolf IV	2019	RF Q3-25	0.6	0.6	$9	$117	$14	$108	840%	5.65%	1.03%	1.24%	3.02%	2,802	71
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	16.76%	0.89%	N/A	3.30%	3,403	40
Henley CLO XI[2]	2025		1.5	4.5	$78	$0	$59	$0	0%	0.45%	5.45%	1.20%	3.85%	2,812	N/A
HPS Aqueduct European 5-2020 M1 Note	2020		0.0	0.6	$359	$1,011	$594	$577	170%	5.66%	5.76%	1.03%	3.77%	N/A	N/A
HPS Aqueduct European 5-2020 M2 Note	2020		0.0	0.6	$249	$876	$307	$592	286%	5.66%	5.76%	1.03%	3.77%	N/A	N/A
Invesco 2022-2	2022	RF Q3-25	0.9	1.8	$334	$390	$301	$117	130%	5.06%	2.14%	1.16%	3.15%	2,770	86
Irradiant RAD 3[2]	2019		0.8	3.8	$0	$0	$0	$0	NM	5.46%	3.47%	1.44%	3.23%	2,875	90
Irradiant RAD 27	2025		1.3	4.3	$356	$446	$303	$0	147%	2.02%	4.98%	1.33%	3.21%	2,825	85
KKR 36	2021	RF Q3-25	0.9	1.0	$26	$249	$40	$224	625%	10.57%	1.14%	1.15%	3.37%	3,081	82
LCM 38	2022		2.1	5.1	$130	$235	$130	$115	181%	5.61%	3.28%	1.76%	3.46%	2,923	98
Morgan Stanley Eaton Vance 2023-19	2023	RS Q2-25	1.7	4.8	$117	$127	$59	$101	214%	6.05%	5.27%	1.36%	3.10%	2,707	90
Morgan Stanley Eaton Vance 2023-20	2023		0.3	3.3	$92	$151	$110	$46	136%	5.58%	3.83%	1.74%	3.15%	2,774	85
Muzinich 1988 CLO 1	2022	RS Q4-24	1.0	4.0	$268	$403	$276	$106	146%	1.32%	5.34%	1.36%	3.03%	2,393	89
Muzinich 1988 CLO 2	2023	RS Q1-25	1.5	4.5	$253	$619	$255	$228	242%	0.58%	5.37%	1.21%	3.04%	2,336	81
Muzinich 1988 CLO 3	2023		2.0	5.0	$45	$151	$48	$111	317%	1.11%	5.42%	2.02%	3.05%	2,355	82
Muzinich 1988 CLO 4	2024		0.5	3.6	$135	$220	$146	$81	150%	0.00%	5.50%	1.65%	3.02%	2,283	81
Muzinich 1988 CLO 5	2024		0.7	3.8	$150	$246	$163	$91	151%	0.00%	5.36%	1.55%	3.14%	2,310	80
Muzinich 1988 CLO 6[2]	2025		1.5	4.5	$177	$0	$160	$0	0%	0.00%	5.85%	1.18%	3.07%	2,386	77
NY Life Flatiron 21	2021		1.1	4.1	$553	$835	$596	$266	140%	5.76%	4.04%	1.37%	3.04%	2,800	82
Octagon 26	2016	RS Q2-18	0.0	0.0	$0	$7	$0	$7	NM	9.86%	-1.18%	1.39%	3.35%	3,076	58
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$0	$7	$0	$7	NM	9.47%	-1.02%	1.40%	3.33%	3,042	59
Octagon 29	2016	RS Q2-24	0.7	3.8	$134	$355	$143	$217	249%	6.42%	4.38%	1.43%	3.24%	2,794	95
Octagon 44	2019	RS Q3-21 / RF Q3-25	0.3	1.0	$0	$54	$0	$54	NM	7.71%	0.59%	1.15%	3.21%	2,778	95
Octagon 45	2019	RF Q3-25	0.5	1.5	$137	$483	$202	$298	239%	6.23%	1.57%	1.16%	3.22%	2,783	95
Octagon 46	2020	RS Q3-21	0.0	0.8	$65	$236	$84	$160	279%	7.84%	0.55%	1.42%	3.18%	2,751	95
Octagon 48	2020	RS Q4-24	1.0	4.3	$219	$359	$244	$125	147%	4.73%	5.07%	1.37%	3.07%	2,700	92
Octagon 50	2020	RS Q4-21	0.0	1.3	$74	$216	$88	$137	245%	7.74%	1.29%	1.41%	3.20%	2,750	96
Octagon 51	2021	RF Q1-25	0.4	0.8	$405	$783	$428	$342	183%	6.91%	3.20%	0.99%	3.12%	2,791	92
Octagon 55	2021	RS Q3-25	2.1	5.1	$105	$268	$98	$179	274%	5.81%	3.42%	1.41%	3.25%	2,820	95
Octagon 58	2022	RS Q1-25	1.5	4.5	$430	$893	$434	$433	206%	3.31%	5.68%	1.19%	3.13%	2,670	97
Onex OCP 2019-17	2019		0.8	3.8	$403	$585	$426	$186	137%	3.31%	4.00%	1.40%	3.02%	2,609	89
Onex OCP 2021-22	2021	RS Q4-24	1.1	4.1	$127	$130	$132	$0	98%	3.22%	4.10%	1.35%	2.99%	2,590	90
Onex OCP 2022-24	2022		0.9	3.9	$47	$99	$67	$36	148%	2.96%	4.62%	1.38%	2.98%	2,584	90
Onex OCP 2023-26	2023	RS Q1-25	0.5	2.6	$103	$308	$105	$168	294%	2.69%	5.07%	1.08%	3.00%	2,574	90
Onex OCP 2023-30	2024		0.3	3.3	$90	$166	$109	$67	153%	2.06%	4.43%	1.76%	2.95%	2,556	91
Onex OCP 2024-36	2024		1.0	4.1	$83	$79	$43	$21	186%	0.74%	4.95%	1.36%	2.99%	2,512	90
Onex OCP Euro 2019-3	2019		0.0	0.0	$25	$85	$38	$53	220%	3.43%	4.33%	0.82%	3.69%	2,780	62
Onex OCP Euro 2022-6	2023	RF Q3-25	0.8	2.8	$19	$0	$26	$0	0%	4.21%	4.67%	1.24%	3.72%	2,809	60
Onex OCP Euro 2024-10	2024		0.4	3.6	$138	$309	$193	$88	160%	2.51%	5.04%	1.32%	3.75%	N/A	64
ORIX Signal Peak 8	2020		1.1	4.1	$843	$1,349	$939	$431	144%	4.31%	4.34%	1.41%	3.15%	2,690	91
Prudential Dryden 53	2018	RF Q2-25	0.3	0.0	$0	$100	$0	$100	NM	6.62%	-0.06%	1.07%	3.17%	2,901	79
Prudential Dryden 64	2018		0.0	0.0	$0	$28	$0	$28	NM	7.83%	0.48%	1.23%	3.14%	2,936	77
Prudential Dryden 68	2019	RS Q3-21	0.2	0.8	$18	$403	$13	$403	2987%	4.72%	1.98%	1.10%	3.06%	2,508	99
Prudential Dryden 76	2019	RS Q3-24	0.9	4.0	$89	$230	$149	$54	154%	3.90%	4.63%	1.37%	3.08%	2,470	98
Prudential Dryden 78	2020		0.6	3.6	$353	$552	$345	$229	160%	3.92%	3.41%	1.54%	3.06%	2,478	98
Prudential Dryden 85	2020	RS Q3-21 / RS Q2-24	0.8	3.8	$156	$299	$156	$151	191%	4.01%	4.55%	1.38%	3.08%	2,487	99
Prudential Dryden 88 Euro	2021		0.0	0.3	$14	$33	$15	$19	219%	7.32%	5.18%	0.85%	3.89%	2,913	57
Prudential Dryden 90	2021	RS Q3-25	2.0	5.1	$125	$539	$126	$427	427%	4.14%	1.80%	1.39%	3.08%	2,528	98
Prudential Dryden 94	2022	RS Q3-24	0.9	4.0	$172	$392	$168	$234	233%	3.73%	5.08%	1.36%	3.08%	2,496	98

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information[1]
Portfolio Details – Q3 2025 (Cont.)



CLO Equity Holdings (as of September 30, 2025)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2025	Cash Received During Q3 2025	Income Accrued During Q2 2025	Return of Capital in Q3 2025	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Prudential Dryden 109	2022	RS Q1-25	1.5	4.5	$1,022	$1,350	$1,010	$370	134%	4.72%	5.32%	1.18%	3.09%	2,533	98
Regatta VII	2016	RF Q3-25	0.5	0.7	$21	$81	$22	$61	371%	4.83%	1.83%	1.42%	3.17%	2,770	92
Regatta XII	2019		1.0	4.0	$350	$336	$352	$5	95%	4.18%	4.74%	1.39%	3.17%	2,723	92
Regatta XX	2021	RS Q1-25	1.3	4.3	$283	$336	$277	$65	121%	4.09%	5.13%	1.18%	3.15%	2,715	92
Regatta XXI	2021	RS Q4-24	1.0	4.2	$192	$138	$190	$0	73%	4.28%	5.03%	1.39%	3.15%	2,719	93
Regatta XXII	2022	RF Q4-24	0.1	1.8	$121	$140	$100	$37	140%	3.22%	5.22%	1.25%	3.15%	2,701	92
Regatta XXIV	2021	RS Q4-24	1.3	4.3	$133	$122	$138	$0	88%	4.41%	4.71%	1.32%	3.14%	2,738	94
Regatta XVII	2020		1.0	4.0	$327	$453	$327	$137	139%	3.53%	4.14%	1.38%	3.17%	2,677	93
Rockford Tower 2019-1	2019	RF Q3-25	0.5	0.5	$74	$275	$45	$244	605%	7.00%	2.81%	1.38%	3.31%	2,786	85
Rockford Tower 2021-3	2021	RS Q4-24	1.2	4.2	$399	$803	$394	$419	203%	5.55%	4.43%	1.42%	3.25%	2,756	87
Rockford Tower 2022-3	2023	RS Q3-24	0.8	3.8	$125	$126	$121	$5	104%	5.62%	4.24%	1.44%	3.28%	2,812	82
Rockford Tower 2023-1	2023		2.0	5.0	$132	$101	$126	$0	80%	4.12%	5.35%	1.90%	3.29%	2,735	82
Rockford Tower 2024-2	2024		1.1	4.1	$369	$537	$376	$169	143%	2.92%	4.99%	1.42%	3.39%	2,785	80
Sculptor European CLO XII	2025		1.3	4.3	$272	$608	$242	$100	251%	3.43%	5.09%	1.30%	3.79%	N/A	N/A
Steele Creek 2018-1	2018		0.0	0.0	$0	$41	$0	$41	NM	10.46%	-2.07%	1.27%	3.35%	3,183	46
Steele Creek 2019-1	2019	RF Q3-21 / RF Q1-25	0.0	0.0	$0	$293	$0	$293	NM	9.14%	0.08%	1.21%	3.19%	2,744	62
Zais 3	2015	RS Q2-18	0.0	0.0	$0	$38	$0	$0	NM	17.15%	-5.36%	1.47%	3.84%	3,587	44
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	59.01%	-22.21%	N/A	4.47%	4,922	6
Zais 7	2017		0.0	0.0	$0	$0	$0	$0	NM	21.57%	-10.44%	N/A	4.09%	4,014	31
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Barings 2018-1	2018	Called Q3-25	0.0	0.0	$0	$1,279	$0	$1,267	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Bristol Park	2016	RF Q1-20 / Called Q1-25	0.0	0.0	$0	$81	$0	$81	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18 / Called Q3-25	0.0	0.0	$0	$15	$0	$22	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2018-1	2018	Called Q1-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CIFC Funding 2015-III	2015	RS Q1-18 / Called Q1-25	0.0	0.0	$0	$334	$0	$334	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21 / Called Q3-25	0.0	0.0	$24	$715	$15	$690	4668%	N/A	N/A	N/A	N/A	N/A	N/A
Cutwater 2015-I	2015	RS Q4-18 / Called Q3-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon VIII	2015	RS Q3-18 / Called Q4-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon X	2017	Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XI	2018	Called Q3-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XII	2018	RF Q3-20 / Called Q4-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
NY Life Flatiron 17	2017	Called Q3-24	0.0	0.0	$0	$118	$0	$118	NM	N/A	N/A	N/A	N/A	N/A	N/A
Octagon XIV	2012	RS Q2-17 / RF Q1-21 / Called Q3-25	0.0	0.0	$0	$23	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Octagon 37	2018	Called Q3-25	0.0	0.0	$0	$184	$0	$184	NM	N/A	N/A	N/A	N/A	N/A	N/A
OFSI BSL VIII	2017	RF Q1-21 / Called Q4-24	0.0	0.0	$0	$112	$0	$112	NM	N/A	N/A	N/A	N/A	N/A	N/A
Zais 9	2018	RP Q3-20 / Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			0.9	3.4	$37,332	$63,992	$35,155	$30,550		4.63%	4.57%	1.34%	3.25%	2,746	86
Positions no longer held as of September 30, 2025					$906	$2,794	$1,575	$424							
Total including positions no longer held as of September 30, 2025					$38,238	$66,787	$36,730	$30,974							

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

Portfolio Investments and Underlying Portfolio Characteristics



As of September 30, 2025, ECC's portfolio was invested across 229 CLO investments

Summary of ECC's Portfolio of Investments[4]



CLO Equity 77%
Cash 3%
Other 3%
Collateralized Fund Obligations 4%
Consumer ABS 5%
Regulatory Capital Relief 3%
Loan Accumulation Facilities 3%
CLO Debt 2%

Summary of Underlying Portfolio Characteristics[5]

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Number of Unique Underlying Loan Obligors	1,893	1,906	1,931	1,895	1,792
Largest Exposure to an Individual Obligor	0.60%	0.58%	0.59%	0.54%	0.58%
Average Individual Loan Obligor Exposure	0.05%	0.05%	0.05%	0.05%	0.06%
Top 10 Loan Obligors Exposure	4.73%	4.81%	4.75%	4.77%	5.11%
Currency: USD Exposure	90.86%	91.31%	90.19%	92.19%	99.47%
Aggregate Indirect Exposure to Senior Secured Loans[6]	95.61%	95.71%	95.66%	95.86%	96.24%
Weighted Average Junior Overcollateralization (OC) Cushion	4.57%	4.63%	4.61%	4.51%	4.31%
Weighted Average Market Value of Loan Collateral	97.27%	97.37%	96.66%	97.72%	97.09%
Weighted Average Stated Loan Spread	3.25%	3.33%	3.36%	3.49%	3.54%
Weighted Average Loan Rating[7]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.7 years	4.7 years	4.7 years	4.7 years	4.6 years
Weighted Average Remaining CLO Reinvestment Period	3.4 years	3.3 years	3.5 years	3.4 years	3.0 years

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

ECC Supplemental Information
Obligor and Industry Exposures



As of September 30, 2025, ECC has exposure to 1,893 unique underlying borrowers across a range of industries

Top 10 Underlying Obligors[5]

Obligor	% Total
Calpine Construction	0.6%
Transdigm	0.6%
Cotiviti	0.5%
Mcafee	0.5%
Power Solutions	0.5%
Virgin Media	0.5%
Asurion	0.4%
Tibco Software	0.4%
Allied Universal	0.4%
Belron Finance	0.4%
Total	**4.7%**

Top 10 Industries of Underlying Obligors[5,8]

Industry	% Total
Technology: Software & Services	11.4%
Hotels, Restaurants & Leisure	5.3%
Health Care Providers & Services	5.3%
Diversified Financial Services	5.0%
Professional Services	4.7%
Media	4.5%
Commercial Services & Supplies	4.2%
Insurance	3.5%
Chemicals	3.4%
Technology: Hardware & Equipment	2.9%
Total	**50.2%**

Amounts shown are rounded, and therefore totals may not foot.
See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



Maturity Distribution of Underlying Obligors as of September 30, 2025[5]

% of Fund Exposure

Prior to 2027, only 1.0% of ECC's underlying loan portfolios mature

Underlying Loan Maturity	% of Fund Exposure
2025	0.1%
2026	0.9%
2027	4.1%
2028	21.7%
2029	14.2%
2030	13.6%
2031	28.6%
2032+	16.7%

Underlying Loan Maturity

See the slide titled "ECC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



Selected Market Data

Selected Market Data
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Leverage

Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Interest Coverage

Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



FLD/EBITDA   SLD/EBITDA   Other Sr Debt/EBITDA   Sub Debt/EBITDA

Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



EBITDA-Capex/Cash Interest   EBITDA/Cash Interest

Source: Pitchbook LCD. As of June 30, 2025.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data
Credit Fundamentals



Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Revenue Growth % (YoY)

Quarter	Value
4Q12	8.9%
1Q13	10.5%
2Q13	9.3%
3Q13	11.0%
4Q13	13.5%
1Q14	16.3%
2Q14	12.4%
3Q14	12.5%
4Q14	13.6%
1Q15	10.3%
2Q15	6.3%
3Q15	3.9%
4Q15	5.4%
1Q16	4.8%
2Q16	7.2%
3Q16	8.5%
4Q16	6.2%
1Q17	8.7%
2Q17	10.0%
3Q17	9.4%
4Q17	9.6%
1Q18	11.8%
2Q18	13.6%
3Q18	11.0%
4Q18	9.3%
1Q19	6.1%
2Q19	4.5%
3Q19	5.7%
4Q19	4.2%
1Q20	0.9%
2Q20	(13.1%)
3Q20	(2.6%)
4Q20	2.7%
1Q21	12.5%
2Q21	27.2%
3Q21	18.0%
4Q21	16.7%
1Q22	18.2%
2Q22	15.4%
3Q22	15.1%
4Q22	11.7%
1Q23	6.9%
2Q23	4.3%
3Q23	2.4%
4Q23	3.0%
1Q24	3.9%
2Q24	2.2%
3Q24	4.1%
4Q24	4.3%
1Q25	3.0%
2Q25	6.3%

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

EBITDA Growth % (YoY)

Quarter	Value
4Q12	8.3%
1Q13	6.8%
2Q13	6.1%
3Q13	6.8%
4Q13	8.8%
1Q14	7.1%
2Q14	8.8%
3Q14	9.5%
4Q14	10.2%
1Q15	5.8%
2Q15	7.1%
3Q15	6.2%
4Q15	7.0%
1Q16	7.1%
2Q16	5.8%
3Q16	4.3%
4Q16	5.2%
1Q17	(1.3%)
2Q17	4.7%
3Q17	5.8%
4Q17	4.7%
1Q18	9.3%
2Q18	12.1%
3Q18	13.3%
4Q18	9.5%
1Q19	2.7%
2Q19	1.7%
3Q19	2.5%
4Q19	0.0%
1Q20	(9.5%)
2Q20	(22.7%)
3Q20	(1.5%)
4Q20	4.9%
1Q21	15.7%
2Q21	20.9%
3Q21	13.1%
4Q21	7.8%
1Q22	15.0%
2Q22	11.2%
3Q22	14.0%
4Q22	4.8%
1Q23	5.5%
2Q23	2.4%
3Q23	1.8%
4Q23	3.1%
1Q24	3.2%
2Q24	3.8%
3Q24	4.6%
4Q24	2.3%
1Q25	2.3%
2Q25	4.3%

Source: Pitchbook LCD. As of June 30, 2025.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

Annual CLO Trading Volume

($Billions)

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7
2019	$36.1	$74.8
2020	$50.7	$133.9
2021	$61.3	$79.1
2022	$46.9	$153.5
2023	$40.5	$159.9
2024	$57.5	$144.5
2025 YTD	$43.0	$137.0

INSIGHT

There was over $185 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of September 30, 2025.



Appendix: Endnotes

Appendix: Endnotes

Introduction to Eagle Point Credit Company (ECC)



Company and Adviser Overview

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCF, ECCU, ECCV, ECCW and ECCX is based on securities outstanding as of September 30, 2025 and closing market prices as of October 31, 2025. Market capitalization for periods after September 30, 2025 will vary based on stock price performance. Combined market capitalization also includes the principal value of the Company's 7.00% Series AA Convertible and Perpetual Preferred Stock and 7.00% Series AB Convertible and Perpetual Preferred Stock, which are not listed on an exchange.

2. Based on ECC's closing market price of $6.21 per share on October 31, 2025 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

3. As of September 30, 2025. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.

4. As of September 30, 2025. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point Credit Management LLC and certain of its affiliates.

ECC Highlights

5. The S&P UBS Leveraged Loan Index, formerly known as Credit Suisse Leveraged Loan Index (CSLLI), tracks the investable universe of the U.S. dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA U.S. Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA U.S. Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index. See page 18.

6. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2025 (based on market values as of October 31, 2025).

Cumulative Common Stock Distributions

7. Based on amount and frequency of regular distributions most recently declared by the Company.

8. As of September 30, 2025. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
Introduction to Eagle Point Credit Company (ECC)



Securities Outstanding

9. Reflects securities outstanding as of September 30, 2025 and market prices as of October 31, 2025. Yield is shown to the stated maturity based on market prices as of October 31, 2025. If called prior to stated maturity, the yield could be adversely impacted. Series AA/AB Convertible Perpetual Preferred Stock are unlisted and price per share reflects a public offering price.

Track Record: Common Stock Total Return and Price to Book Ratio

10. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.

11. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

12. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

ECC By The Numbers

13. Since IPO date October 7, 2014 through September 30, 2025.

Appendix: Endnotes
CLO Equity Overview



Why Invest in CLO Equity?

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. Additional information relating to this analysis is available upon request.

2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLOs are Securitizations of a Portfolio of Senior Secured Loans

3. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

Appendix: Endnotes
CLO Equity Overview



Senior Secured Loans are the Raw Materials of CLOs

4. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

5. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

6. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.

7. Source: S&P Default, Transition, and Recovery: U.S. Recovery Study: Loan Recoveries Persist Below Their Trend. Published December 15, 2023. Mean Recovery Rate from 1973 – 2023.

The CLO Market is Large and Important to the Loan Market

8. Source: Pitchbook LCD. As of September 30, 2025.

9. Source: Refinitiv Leveraged Loan Monthly. As of September 30, 2025.

10. Represents Compound Annual Growth Rate (CAGR) for the periods shown.

11. Source: JP Morgan as of September 30, 2025.

The Spread in Loan Market Remains at High End of Historical Range

12. The S&P UBS Leveraged Loan Index, formerly known as CSLLI, launched January 31,1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

Appendix: Endnotes
ECC Supplemental Information



Quarterly Snapshot Trend

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.

4. Excludes interest expense, distributions on the 6.75% Series D Perpetual Preferred Stock, distributions on 7.00% Series AA/AB Convertible Perpetual Preferred Stock (collectively with the 6.75% Series D Perpetual Preferred Stock, the "temporary equity"), management fees, incentive fees, excise tax expense or refund and non-recurring upfront expenses associated with the offerings.

5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

6. Commencing Q2 2025, realized gains/losses from forward currency contracts are excluded from GAAP NII and realized gains/(losses) per share.

Appendix: Endnotes
ECC Supplemental Information



Income Statement and Balance Sheet Highlights

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030. Commencing Q2 2025, realized gains/losses from forward currency contracts are separately disclosed from GAAP realized gains/(losses) from investments.

4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

5. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

6. Includes operational and administrative expenses, interest expense, distributions on the temporary equity, as well as non-recurring expenses mentioned in note 3 above.

7. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
ECC Supplemental Information



Distribution and Expense Coverage

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 23.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

4. Includes operational and administrative expenses, interest expense and distributions on the temporary equity. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030.

5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
ECC Supplemental Information



Portfolio Details – Q3 2025

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2025 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.

2. As of September 30, 2025, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

Portfolio Investments and Underlying Portfolio Characteristics and Maturity Distribution of Underlying Obligors

4. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of September 30, 2025. Excludes restricted cash.

5. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.

6. The Company obtains exposure in underlying senior secured loans indirectly through CLOs.

7. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

Obligor and Industry Exposures

8. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.

Appendix: Endnotes
Selected Market Data



Credit Fundamentals

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2025, this included approximately $183 billion of outstanding loans. The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.



Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

Prosek
IR@eaglepointcredit.com
(203) 340 8510